UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 9, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SFX Entertainment, Inc.

File No. 333-189564 - CF# 29890

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SFX Entertainment, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 25, 2013, as amended.

Based on representations by SFX Entertainment, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or information contained in personnel and medical and similar files that if disclosed would constitute an unwarranted invasion of personal privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.2	through December 14, 2014
Exhibit 4.3	through December 14, 2014
Exhibit 4.6	through January 1, 2018
Exhibit 4.7	through June 26, 2023
Exhibit 10.3	through October 18, 2017
Exhibit 10.6	through June 26, 2023
Exhibit 10.14	through September 15, 2014
Exhibit 10.25	through September 15, 2014
Exhibit 10.26	through September 15, 2014
Exhibit 10.30	through June 26, 2023
Exhibit 10.57	through June 26, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary